UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated: 28 June 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, Share Code: GFI
ISIN Code: ZAE000018123
("Gold Fields" or "Company")

DEALING IN SECURITIES BY EXECUTIVES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("Listings Requirements") we hereby advise that Ms. Harmse and Messrs. Mattison, and Schmidt have traded in Gold Fields Limited shares on the open market. Details of the transactions are set out below.

Matching Shares and Restricted Shares:

The GFL Minimum Shareholding Requirement (MSR) policy requires all Executives to hold GFL shares for a minimum period of 5 (Five) years. Shareholders are advised that Ms. Harmse and Messrs Mattison, and Schmidt completed their minimum holding period on 23 June 2021 and shares under the policy are therefore fully vested.

Ms. Harmse had 16,212 (sixteen thousand, two hundred and twelve) Matching Shares and 55,000 (fifty five thousand) Restricted Shares (collectively "the Shares") that vested on 23 June 2021. Ms. Harmse sold 7,539 (seven thousand, five hundred and thirty nine) number of Matching Shares; 25,575 (twenty five thousand five hundred and seventy five) number of Restricted Shares; and retains the balance of 8,673 (eight thousand, six hundred and seventy three) Matching shares and 29,425 (twenty nine thousand, four hundred and twenty five) Restricted Shares in her personal capacity.

Mr. Mattison had 27,994 (twenty seven thousand, nine hundred and ninety four) Matching Shares and 36,498 (thirty six thousand, four hundred and ninety eight) Restricted Shares (collectively "the Shares") that vested on 23 June 2021. Mr. Mattison sold 13,018 (thirteen thousand and eighteen) number of Matching Shares; 16,972 (sixteen thousand nine hundred and seventy two) number of Restricted Shares; and retains the balance of 14,976 (fourteen thousand, nine hundred and seventy six) Matching shares and 19,526 (nineteen thousand, five hundred and twenty six) Restricted Shares in his personal capacity.

Mr. Schmidt had 64,529 (sixty four thousand, five hundred and twenty nine) Matching Shares ("the Shares") that vested on 23 June 2021. Mr. Schmidt sold 30,006 (thirty thousand and six) number of Matching Shares; and retains the balance of 34,523 (thirty four thousand five hundred and twenty three) Matching shares in his personal capacity.

Name of Director	TL Harmse
Number of Matching Shares vested	16,212
Nature of transaction	On market sale of shares
Transaction Date	23 June 2021
Number of Matching Shares Traded	7,539
Class of Security	Ordinary Shares (Matching Shares)
Average Price per share	R 131.3742
Total Value	R 990,430.09
Nature of interest	Direct and Beneficial
Name of Director	TL Harmse
Number of Restricted Shares vested	55,000
Nature of transaction	On market sale of shares
Transaction Date	23 June 2021
Number of Restricted Shares Traded	25,575

Class of Security	Ordinary Shares (Restricted Shares)
Average Price per share	R 131.3742
Total Value	R 3,359,895.17
Nature of interest	Direct and Beneficial
Name of Director	BM Mattison
Number of Matching Shares vested	27,994
Nature of transaction	On market sale of shares
Transaction Date	23 June 2021
Number of Matching Shares Traded	13,018
Class of Security	Ordinary Shares (Matching Shares)
Average Price per share	R 131.3742
Total Value	R1,710,229.34
Nature of interest	Direct and Beneficial
Name of Director	BM Mattison
Number of Restricted Shares vested	36,498
Nature of transaction	On market sale of shares
Transaction Date	23 June 2021
Number of Restricted Shares Traded	16,972
Class of Security	Ordinary Shares (Restricted Shares)
Average Price per share	R 131.3742
Total Value	R2,229,682.92
Nature of interest	Direct and Beneficial
Name of Director	PA Schmidt
Number of Matching Shares vested	64,529
Nature of transaction	On market sale of shares
Transaction Date	23 June 2021
Number of Matching Shares Traded	30,006
Class of Security	Ordinary Shares (Matching Shares)
Average Price per share	R 131.3742
Total Value	R3,942,014.25
Nature of interest	Direct and Beneficial

Clearance to deal has been obtained in terms of 3.66 of the Listings Requirements.

25 June 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused

this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 28 June 2021

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer